Exhibit 99.1

China Index Holdings Announces Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

BEIJING, March 12, 2021 /GlobeNewswire/ — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Highlights

•                      Total revenues were RMB182.0 million, an increase of 8.1% from RMB168.3 million in the corresponding period of 2019.

•                      Operating income was RMB100.8 million, an increase of 16.0% from RMB86.8 million in the corresponding period of 2019.

•                      Net income was RMB91.8 million, an increase of 22.8% from RMB74.7 million in the corresponding period of 2019.

Fiscal Year 2020 Highlights

•                      Total revenues were RMB635.9 million, an increase of 9.7% from RMB579.7 million in 2019.

•                      Operating income was RMB325.2 million, an increase of 13.1% from RMB287.6 million in 2019.

•                      Net income was RMB294.0 million, an increase of 19.8% from RMB245.5 million in 2019.

“Despite an unprecedented year, our business has kept growth and our profits were solid in the fourth quarter,” commented Yu Huang, CEO of CIH. “As we have entered 2021, we will continue to implement our focused strategy to invest in research and development to achieve sustainable and long-term growth.”

Fourth Quarter 2020 Financial Results

Revenues

CIH reported total revenues of RMB182.0 million in the fourth quarter of 2020, an increase of 8.1% from RMB168.3 million in the corresponding period of 2019.

•                  Revenues from information and analytics services (SaaS) were RMB85.6 million in the fourth quarter of 2020, an increase of 11.4% from RMB76.8 million in the corresponding period of 2019, primarily due to an increase in number of customers.

•                  Revenues from marketplace services were RMB96.4 million in the fourth quarter of 2020, an increase of 5.4% from RMB91.5 million in the corresponding period of 2019.

Cost of Revenue

Cost of revenue was RMB33.4 million in the fourth quarter of 2020, which remained stable compared to RMB33.9 million in the corresponding period of 2019.

Operating Expenses

Operating expenses were RMB47.9 million in the fourth quarter of 2020, which remained stable compared to RMB47.6 million in the corresponding period of 2019.

•                  Selling and marketing expenses were RMB26.0 million in the fourth quarter of 2020, which remained stable compared to RMB26.4 million in the corresponding period of 2019.

•                  General and administrative expenses were RMB21.9 million in the fourth quarter of 2020, an increase of 3.5% from RMB21.2 million in the corresponding period of 2019.

Operating Income

Operating Income was RMB100.8 million in the fourth quarter of 2020, an increase of 16.0% from RMB86.8 million in the corresponding period of 2019.

Income Tax Expenses

Income tax expenses were RMB15.2 million in the fourth quarter of 2020, which remained stable compared to RMB15.2 million in the corresponding period of 2019.

Net Income

Net income was RMB91.8 million in the fourth quarter of 2020, an increase of 22.8% from RMB74.7 million in the corresponding period of 2019.

Fiscal Year 2020 Financial Results

Revenues

CIH reported total revenues of RMB635.9 million for 2020, an increase of 9.7% from RMB579.7 million in 2019.

•                  Revenues from information and analytics services (SaaS) were RMB303.4 million for 2020, an increase of 13.0% from RMB268.6 million in 2019, primarily due to an increase in number of customers.

•                  Revenues from marketplace services were RMB332.6 million for 2020, an increase of 6.9% from RMB311.1 million in 2019, primarily due to an increase in number of customers.

Cost of Revenue

Cost of revenue was RMB105.5 million for 2020, a decrease of 4.5% from RMB110.5 million in 2019.

Operating Expenses

Operating Expenses were RMB205.2 million for 2020, an increase of 13.0% from RMB181.6 million in 2019.

•                  Selling and marketing expenses were RMB112.4 million for 2020, an increase of 13.5% from RMB99.0 million in 2019, primarily due to an increase in personnel costs resulting from the growing number of selling and marketing personnel headcount.

•                  General and administrative expenses were RMB92.8 million for 2020, an increase of 12.4% from RMB82.6 million in 2019.

Operating Income

Operating Income was RMB325.2 million for 2020, an increase of 13.1% from RMB287.6 million in 2019.

Income Tax Expenses

Income tax expenses were RMB49.1 million for 2020, an increase of 9.7% from RMB44.7 million in 2019.

Net Income

Net income was RMB294.0 million for 2020, an increase of 19.8% from RMB245.5 million in 2019.

Business Outlook

Based on current operations and market conditions, the management expects to maintain a double-digit growth momentum on its total revenue for 2021. These estimates represent management’s current and preliminary view, which are subject to change.

Conference Call Information

CIH’s management team will host a conference call on March 12, 2021 at 7:00 AM U.S. ET (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135600
Toll-Free/Local Toll:
United States	+1 877-440-9253 / +1 631-460-7472
Hong Kong	+852 800-906-603 / +852 3018-6773
Mainland China	+86 800-820-5506 / +86 400-120-0948
Direct Event Passcode	1578624#

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode (1578624#) and unique registrant ID. Get prompted 10 min prior to the start of the conference. Enter the Direct Event Passcode above (1578624#), and your unique Registrant ID, followed by the pound or hash (#) sign to join the call.

Direct Event online registration: http://apac.directeventreg.com/registration/event/1853648

A telephone replay of the call will be available after the conclusion of the conference call from 10:00 AM ET on March 12, 2021 through 08:59 AM ET March 20, 2021. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0206
Conference ID:	1853648

A live and archived webcast of the conference call will be available at http://ir.chinaindexholdings.com.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics, promotions and listing services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding CIH’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”))

	As of December 31,	As of December 31,
	2020	2019

ASSETS
Current assets:
Cash and cash equivalents	280,355	214,076
Short-term investments	391,671	125,000
Accounts receivable, net of allowance for doubtful accounts	34,938	24,243
Prepaid expenses and other current assets	2,559	4,566
Amount due from related parties	—	4,820
Total current assets	709,523	372,705

Non-current assets:
Property and equipment, net	2,345	2,873
ROU assets	44,369	49,595
Good Will	1,744	—
Total non-current assets	48,458	52,468

Total assets	757,981	425,173

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	9,343	7,844
Income taxes payable	26,737	23,396
Deferred revenue	224,141	203,531
Amounts due to related parties	156	7,734
Accrued expenses and other liabilities	90,673	84,250
Total current liabilities	351,050	326,755

Non-current liabilities:
Long-term lease liability	27,427	37,679
Other non-current liabilities	56,086	39,757
Total non-current liabilities	83,513	77,436

Total liabilities	434,563	404,191

Commitments and contingencies	—	—

Equity
Class A ordinary shares, par value US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate, 72,475,630 shares issued as of December 31, 2020 and 2019; outstanding shares as of December 31, 2020 and 2019: 66,411,428 and 65,762,936	500	500
Class B ordinary shares, par value US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate, 23,636,706 shares issued and outstanding as of December 31, 2020 and 2019	163	163
Treasury shares	(42)	(46)
Capital deficit	(126,567)	(135,179)
Retained earnings	449,659	155,324
Accumulated other comprehensive income	1,496	220
Total ordinary shareholders’ equity	325,209	20,982
Noncontrolling interest	(1,791)	—
Total shareholders’ equity	323,418	20,982

Total liabilities and shareholders’ equity	757,981	425,173

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB)

	Three Months Ended December 31		Year Ended December 31
	2020	2019	2020	2019
Revenues	181,967	168,291	635,910	579,650
Cost of revenues	(33,359)	(33,940)	(105,528)	(110,492)
Gross profit	148,608	134,351	530,382	469,158

Operating expenses:
Selling and marketing expenses	(25,969)	(26,370)	(112,414)	(99,020)
General and administrative expenses	(21,889)	(21,160)	(92,818)	(82,615)

Operating income	100,750	86,821	325,150	287,523
Interest income	354	710	1,625	2,200
Change in fair value of securities	1,359	1,786	1,359	(1,152)
Investment income	3,092	714	8,983	714
Government grants	1,372	17	5,997	903

Income before income taxes	106,927	90,048	343,114	290,188
Income tax expenses	(15,150)	(15,288)	(49,079)	(44,737)

Net income	91,777	74,760	294,035	245,451
Less: Net income attributable to non-controlling interests	(304)	—	(304)	—
Net income attributable to ordinary shareholders	92,081	74,760	294,339	245,451

Other comprehensive income
Unrealized holding gains on short-term investments, net of RMB451 and 107 income taxes for the periods ended December 31, 2020 and 2019	2,556	607	7,900	607
Less: Reclassification adjustment for gains on short-term investments realized in net income, net of RMB464 and 107 income taxes for the periods ended December 31, 2020 and 2019	(2,628)	(607)	(7,636)	(607)
Foreign currency translation adjustments, net of nil income taxes	943	21	1,012	(7)

Total comprehensive income	92,648	74,781	295,311	245,444
Total comprehensive income attributable to ordinary shareholders	92,952	74,781	295,615	245,444

Earnings per share for Class A and Class B ordinary shares:
Basic	1.02	0.83	3.28	2.74
Diluted	1.02	0.83	3.27	2.73
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	90,048,134	89,739,655	89,842,465	89,739,655
Diluted	90,162,622	90,133,853	89,930,473	89,770,212